February 24, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (203) 674-7080

Mr. James B. Duffy
Chief Financial Officer
Vertrue Incorporated
680 Washington Boulevard
Stamford, CT  06901

      Re:	Vertrue Incorporated
      Form 10-K for the year ended June 30, 2005
      Filed September 13, 2005
      File No. 000-21527

Dear Mr. Duffy:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations, page 12

1. We note your discussion and use of the non-GAAP performance measure Adjusted EBITDA here and your reconciliation on pages 20 -
21. Since this measure excludes the impact of changes in deferred revenue and marketing costs, which we understand are also excluded from your non-GAAP liquidity measures of `revenues before deferral` and `marketing costs before deferral`, please explain to us and revise your disclosure to clarify how management uses this measure to evaluate its performance and why such a measure is useful to investors. Please also expand to include the disclosures referred to in Question 8 of the SEC`s Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures.

2. If, in response to our comment above, you are providing this discussion as an extension of the segment information determined in conformity with SFAS 131, please revise your MD&A in future filings to either (1) present the SFAS 131-required information in MD&A or
(2) include a cross reference in the MD&A to the SFAS 131-required information in the footnote to the financial statements. We also note that your discussion and presentation of the consolidated segment measure of Adjusted EBITDA is a non-GAAP financial measure since this measure has no authoritative meaning outside of the SFAS
131-required reconciliation. As such, if you plan to retain your discussion of consolidated Adjusted EBITDA please clarify and expand your disclosure in future filings to disclose how management uses this measure to evaluate its performance on a consolidated basis, why such a measure is useful to investors and expand to include the disclosures referred to in Question 8 of the SEC`s Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures. You may refer to Questions 16-21 of the SEC`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to the presentation of segment information.

Financial Statements and Notes
Note 9, Business Combinations, page F-15

3. We note that you acquired certain assets from MCM and Bargain during the year ended June 30, 2005. We note that the majority, if not all, of the purchase price was assigned to intangible assets and goodwill. Please advise us of and revise your disclosure in future filings to explain what assets were acquired in connection with these acquisitions. In addition, please tell us how you considered the guidance in EITF 98-3 and how the characteristics of these acquisitions meet the definition of a business.

4. Notwithstanding our above comment, please further explain to us what gave rise to the initial recognition of goodwill. In this regard, please explain how you allocated the purchase price to the assets acquired and liabilities assumed and to what you attribute the significance of the residual value. Also, in future filings revise to include the disclosure required by paragraph 51b of SFAS 141. You may refer to paragraphs 35 - 39 of SFAS 141 and B102 - B106.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. James B. Duffy
Vertrue Incorporated
February 24, 2006
Page 1